SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of June __, 2009, by and among A-Power Energy Generation Systems, Ltd., a company organized under the laws of British Virgin Islands, with headquarters located at No. 44 Jingxing Road, Tiexi District, Shenyang Liaoning Province, China 110021 (the "Company") and the investors listed on the Schedule of Buyers attached hereto (individually, a "Buyer" and collectively, the "Buyers").

WHEREAS:

A.           The Company and each Buyer is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act.

B.           The Company has authorized a new series of senior convertible notes of the Company, in substantially the form attached hereto as Exhibit A (the "Notes"), which notes shall be convertible into, subject to the Shareholder Approval (as defined herein), the Company's common shares, par value $0.0001 per share (the "Common Shares") (the Notes as converted, collectively, the "Conversion Shares"), in accordance with the terms of the Notes.

C.           Each Buyer wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, (i) that aggregate principal amount of Notes, set forth opposite such Buyer's name in column (3) on the Schedule of Buyers attached hereto (which aggregate amount for all Buyers shall be [ ]) and (ii) Warrants, in substantially the form attached hereto as Exhibit B, representing the right, subject to Shareholder Approval, to acquire initially up to that number of Common Shares set forth opposite such Buyer's name in column (4) on the Schedule of Buyers (the "Warrants") (as exercised, collectively, the "Warrant Shares").

D.           The Notes bear interest which, subject to certain conditions, may be paid in Common Shares (the "Interest Shares").

E.           Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit C (the "Registration Rights Agreement"), pursuant to which the Company has agreed to provide certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement) under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

F.           The Notes will rank senior to all outstanding and future indebtedness of the Company (other than certain Permitted Indebtedness (as defined in the Notes) of the Company pursuant to the terms of the Notes) and the obligation of Mr. Jinxiang Lu, the Chairman of the Board of Directors of the Company and the Chief Executive Officer of the Company ("Mr. Lu") to deliver the Lu Conversion Shares, the Lu Warrant Shares and the Lu Additional Conversion Shares (as such terms are defined below) upon exercise of each Buyer's rights pursuant to the Put Agreement (as defined below) shall each be secured by a first priority, perfected security interest in certain Common Shares pledged by Mr. Lu to Hudson Bay Fund LP, as collateral agent for the Buyers (in such capacity, and not in its capacity as a Buyer or a holder of Notes or Warrants, the "Collateral Agent" which term includes any successor collateral agent appointed pursuant to Section 4(y) hereof) as evidenced by the pledge agreement attached hereto as Exhibit D (the "Pledge Agreement" and any ancillary documents related thereto, collectively the "Security Documents").

G.           At Closing (as defined in Section 1(a)), the Company, the Collateral Agent and Mr. Lu, in his individual capacity, shall execute and deliver a Put Agreement to each Buyer, substantially in the form attached hereto as Exhibit E (each a "Put Agreement" and, collectively, the "Put Agreements"), pursuant to which if the Shareholder Approval (as defined in Section 4(r)) is not obtained on or prior to the six (6) month anniversary of the Closing Date (as defined in Section 1(b)), each Buyer shall have the option, but not the obligation, to put some or all of its Notes and/or Warrants to Mr. Lu for certain Common Shares owned by Mr. Lu (the Common Shares delivered by Mr. Lu upon a put of Notes, the "Lu Conversion Shares," the Common Shares delivered by Mr. Lu upon a put of Warrants accompanied by delivery of the exercise price of the Warrants to Mr. Lu (unless the put is exercised on a "cashless" basis in accordance with the terms set forth in the Put Agreements), the "Lu Warrant Shares"), and the Common Shares delivered by Mr. Lu in satisfaction of the Company's obligation to pay the Additional Conversion Obligations (as defined in the Put Agreements) to such Holder, the "Lu Additional Conversion Shares") pursuant to the terms and conditions set forth in the Put Agreements.

H.           The Notes, the Conversion Shares, the Warrants, the Warrant Shares and the Interest Shares collectively are referred to herein as the "Company Securities" and the Company Securities, the Lu Conversion Shares, the Lu Warrant Shares and the Lu Additional Conversion Shares are referred to herein as the "Securities".

NOW, THEREFORE, the Company and each Buyer hereby agree as follows:

1.           PURCHASE AND SALE OF NOTES AND WARRANTS.

(a)        Purchase of Notes and Warrants.  Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Closing Date (as defined below), (x) a principal amount of Notes as is set forth opposite such Buyer's name in column (3) on the Schedule of Buyers attached hereto (which aggregate amount for all Buyers shall be $50,000,000) and (y) Warrants to acquire up to that number of Warrant Shares as is set forth opposite such Buyer's name in column (4) on the Schedule of Buyers (the "Closing").

(b)        Closing.  The date and time of the Closing (the "Closing Date") shall be 10:00 a.m., New York City time, on the date hereof (or such other date and time as is mutually agreed to by the Company and each Buyer) after notification of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 6 and 7 below, at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

(c)        Prepaid Interest.  The Company shall prepay a portion of interest payable under the Notes in an amount that is set forth opposite such Buyer's name in column (6) of the Schedule of Buyers (for each Buyer, its "Prepaid Interest"), which Prepaid Interest shall be nonrefundable.

(d)        Purchase Price.  The aggregate purchase price for the Notes and the Warrants to be purchased by each such Buyer at the Closing (the "Purchase Price") shall be the amount set forth opposite each Buyer's name in column (5) of the Schedule of Buyers.  Each Buyer shall pay $1,000 for each $1,000 of principal amount of Notes and related Warrants to be purchased by such Buyer at the Closing.  The Buyers and the Company agree that the Notes and the Warrants constitute an "investment unit" for purposes of Section 1273(c)(2) of the Internal Revenue Code of 1986, as amended (the "Code").  On or prior to the Closing Date, the Buyers and the Company shall agree of their determination of the allocation of the issue price of such investment unit between the Notes and the Warrants in accordance with Section 1273(c)(2) of the Code and Treasury Regulation Section 1.1273-2(h), and neither the Buyers nor the Company shall take any position inconsistent with such allocation in any tax return or in any judicial or administrative proceeding in respect of taxes.

(e)        Form of Payment.  On the Closing Date, (i) each Buyer shall pay its Purchase Price less its Prepaid Interest (such net amount as set forth opposite such Buyer's name in Column (7) of the Schedule of Buyers, its "Net Purchase Price") to the Company for the Notes and the Warrants to be issued and sold to such Buyer at the Closing (less, in the case of Hudson Bay Fund LP ("Hudson Bay"), the amounts withheld pursuant to Section 4(g)), by wire transfer of immediately available funds in accordance with the Company's written wire instructions and (ii) the Company shall deliver to each Buyer the Notes (allocated in the principal amounts as such Buyer shall request) which such Buyer is then purchasing hereunder along with the Warrants (allocated in the amounts as such Buyer shall request) which such Buyer is purchasing, in each case duly executed on behalf of the Company and registered in the name of such Buyer or its designee.

2.           BUYER'S REPRESENTATIONS AND WARRANTIES.  Each Buyer, severally and not jointly, represents and warrants with respect to only itself that, as of the date hereof and as of the Closing Date:

(a)        No Public Sale or Distribution.  Such Buyer is (i) acquiring the Notes and the Warrants, (ii) upon conversion of the Notes and exercise of the Warrants will acquire the Conversion Shares issuable upon conversion of the Notes and the Warrant Shares issuable upon exercise of the Warrants and (iii) upon exercise of such Buyer's put rights under the Put Agreement will acquire the Lu Conversion Shares, the Lu Warrant Shares or the Lu Additional Conversion Shares, in each case, for its own account (or in connection with, or pursuant to, one or more participation agreements by such Buyer with, and for the benefit of, one or more funds or managed accounts that are "accredited investors" (as defined in Rule 501(a) of Regulation D) that are managed by the investment manager of such Buyer) and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act; provided, however, that by making the representations herein, such Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act.  Such Buyer is acquiring the Securities hereunder in the ordinary course of its business.  Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person (as defined in Section 3(s)) to distribute any of the Securities.

(b)        Accredited Investor Status.  Such Buyer is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D.

(c)        Reliance on Exemptions.  Such Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities.

(d)        Information.  Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities that have been requested by such Buyer.  Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of and receive answers from the Company and to obtain any additional information which the Company possesses or can acquire without undue effort or expense, and all such questions have been answered to the satisfaction of such Buyer.  Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer's right to rely on the Company's representations and warranties contained herein.  Such Buyer understands that its investment in the Securities involves a high degree of risk.  Such Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

(e)        No Governmental Review.  Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(f)         Transfer or Resale.  Such Buyer understands that except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Buyer shall have delivered to the Company an opinion of counsel, in a form reasonably satisfactory to the Company, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) such Buyer provides the Company with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the 1933 Act, as amended, (or a successor rule thereto) (collectively, "Rule 144"); (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC promulgated thereunder; and (iii) neither the Company nor any other Person is under any obligation to register the Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.  Notwithstanding the foregoing, the Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities and such pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Buyer effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document (as defined in Section 3(b)), including, without limitation, this Section 2(f).

(g)        Legends.  Such Buyer understands that the certificates or other instruments representing the Notes and the Warrants and, until such time as the resale of the Conversion Shares and the Warrant Shares (or the Lu Conversion Shares and the Lu Warrant Shares, as the case may be) have been registered under the 1933 Act as contemplated by the Registration Rights Agreement, the stock certificates representing the Conversion Shares and the Warrant Shares, except as set forth below, shall bear any legend as required by the "blue sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

[NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE [CONVERTIBLE] [EXERCISABLE] HAVE BEEN][THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.  THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A, IF APPLICABLE, UNDER SAID ACT.  NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. [On the Note only: ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE, INCLUDING SECTIONS 3(c)(iii) AND 18(a) HEREOF.  THE PRINCIPAL AMOUNT REPRESENTED BY THIS NOTE AND, ACCORDINGLY, THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE LESS THAN THE AMOUNTS SET FORTH ON THE FACE HEREOF PURSUANT TO SECTION 3(c)(iii) OF THIS NOTE.]

The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities upon which it is stamped or issue to such holder by electronic delivery at the applicable balance account at The Depository Trust Company ("DTC"), if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of counsel, in a form reasonably satisfactory to the Company, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, or (iii) the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A, if applicable; provided, that such holder provides the Company with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A, if applicable.  The Company shall be responsible for the fees of its transfer agent and all DTC fees associated with such issuance.

(h)        Validity; Enforcement.  This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

(i)         No Conflicts.  The execution, delivery and performance by such Buyer of this Agreement and the Registration Rights Agreement and the consummation by such Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment  or decree (including federal and state securities laws) applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder.

(j)         Residency.  Such Buyer is a resident of that jurisdiction specified below its address on the Schedule of Buyers.

(k)        Certain Trading Activities.  Such Buyer has not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with such Buyer which had knowledge of the transactions contemplated hereby, (x) has or shares discretion relating to such Buyer's investments and trading or information concerning such Buyer's investments or (y) is subject to such Buyer's review or input concerning such Person's investments or trading  (the foregoing, "Buyer Trading Affiliates"), engaged in any sale or purchase in the securities of the Company (including, without limitation, any Short Sales involving the Company's securities) since the time that such Buyer was first contacted by the Company regarding the investment in the Company contemplated herein. "Short Sales" include, without limitation, all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended (the "1934 Act") ("Regulation SHO") and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable Common Shares).  Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect short sales or similar transactions in the future.  Such Buyer is not as of the date hereof, and will not be immediately following the Closing, a "beneficial owner" (as defined pursuant to Rule 13d-3 of 1934 Act) of more than 10% of the Company's issued and outstanding Common Shares (calculated based on the assumption that all Common Shares Equivalents (as defined in Section 4(o)(i)(3)) owned by such Buyer, whether or not presently exercisable or convertible, have been fully exercised or converted (as the case may be) but taking into account any limitations on exercise or conversion contained therein).

(l)         General Solicitation.  Such Buyer is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar.

3.           REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

   The Company represents and warrants to each of the Buyers that, as of the date hereof and as of the Closing Date:

(a)        Organization and Qualification.  Each of the Company and its "Subsidiaries" (which for purposes of this Agreement means any entity in which the Company, directly or indirectly, owns a majority of the capital stock or holds a majority of the equity or similar interest) are entities duly organized and validly existing in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authorization to own their properties and to carry on their business as now being conducted.  Each of the Company and its Subsidiaries is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect.  As used in this Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, individually or taken as a whole, or on the transactions contemplated hereby or on the other Transaction Documents or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Company to perform its obligations under the Transaction Documents.  The Company has no Subsidiaries except as set forth on Schedule 3(a).  Notwithstanding the foregoing, the entities in which the Company, directly or indirectly, owns any of the capital shares or holds an equity or similar interest which are not Subsidiaries, taken as whole, do not have operations, income or assets which are material to the Company and its Subsidiaries taken as a whole.

(b)        Authorization; Enforcement; Validity.  The Company has the requisite power and authority to enter into and perform its obligations under this Agreement, the Notes, the Registration Rights Agreement, the Voting Agreement (as defined in Section 4(s)), the Lock-Up Agreements (as defined in Section 4(t)), the Irrevocable Transfer Agent Instructions (as defined in Section 5(b)), the Security Documents, the Warrants, the Put Agreements and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement (collectively, the "Transaction Documents") to which the Company is a party and to issue the Company Securities in accordance with the terms hereof and thereof.  The execution and delivery of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Notes and the Warrants, the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion of the Notes and the reservation for issuance and the issuance of the Interest Shares issuable pursuant to the terms of the Notes, the reservation for issuance and issuance of Warrant Shares issuable upon exercise of the Warrants have been duly authorized by the Company's Board of Directors and (other than (i) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (ii) other filings as may be required by state securities agencies, (iii) the filing with the Principal Market of a "Notification: Listing of Additional Shares," (iv) the receipt of Shareholder Approval, (v) the filing of an amended Memorandum and Articles of Association of the Company with the Registrar of Corporate Affairs, British Virgin Islands to reflect the amendments described in Section 4(u)(ii), (vi) the furnishing of one or more reports on Form 6-K to the SEC with the documents distributed to solicit Shareholder Approval and as contemplated by Section 4(i), (vii) the filing of Form D as contemplated by Section 4(b) and (viii) the filing of one or more amendments to Schedule 13D by Mr. Lu) no further filing, consent, or authorization is required by the Company, its Board of Directors or its shareholders.  This Agreement and the other Transaction Documents to which the Company is a party have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

(c)        Issuance of Securities.  The issuance of the Notes and the Warrants are duly authorized and, upon issuance in accordance with the terms of the Transaction Documents, shall be validly issued and free from all taxes, liens and charges with respect to the issue thereof.  As of the Shareholder Approval Date (as defined below), a number of Common Shares shall have been duly authorized and reserved and maintained for issuance which equals or exceeds 130% of the aggregate of the maximum number of Common Shares (the "Required Reserved Amount) issuable (i) upon conversion of the Notes and upon exercise of the Warrants (without taking into account any limitations on the Conversion of the Notes or exercise of the Warrants set forth in the Notes and Warrants, respectively) and (ii) as Interest Shares pursuant to the terms of the Notes.  Upon conversion or payment in accordance with the Notes or exercise and payment of the exercise price, unless exercised pursuant to Cashless Exercise (as defined in the Warrants) in accordance with the Warrants, as the case may be, the Conversion Shares, the Interest Shares and the Warrant Shares, respectively, when issued, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares.  Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement and in Section 5 of the Put Agreements, the offer and issuance by the Company of the Securities is exempt from registration under the 1933 Act.

(d)        No Conflicts.  The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes and the Warrants and, subject to Shareholder Approval, reservation for issuance and issuance of the Conversion Shares, the Interest Shares, and the Warrant Shares) will not (i) result in a violation of any memorandum of association, certificate of incorporation, certificate of formation, any certificate of designations or other constituent documents of the Company or any of its Subsidiaries, any capital stock of the Company or any of its Subsidiaries or the articles of association or bylaws of the Company or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including foreign, federal and state securities laws and regulations and the rules and regulations of The NASDAQ Global Select Market (the "Principal Market") and applicable laws of the British Virgin Islands and of the People's Republic of China ("China")) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, except in the case of clause (ii) or clause (iii) above, to the extent such conflicts, defaults or violations could not reasonably be expected to have a Material Adverse Effect.

(e)        Consents.  Except as provided in Section 3(b), neither the Company nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof.  All consents, authorizations, orders, filings and registrations which the Company is required to obtain prior to the Closing Date pursuant to the preceding sentence have been obtained or effected on or prior to the Closing Date, and the Company and its Subsidiaries are unaware of any facts or circumstances that might prevent the Company from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence.  The Company is not in violation of the listing requirements of the Principal Market and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Common Shares in the foreseeable future.  The issuance by the Company of the Company Securities and the delivery of the Lu Conversion Shares, the Lu Warrant Shares and the Lu Additional Conversion Shares pursuant to the terms of the Put Agreements shall not have the effect of delisting or suspending the Common Shares from the Principal Market.

(f)         Acknowledgment Regarding Buyer's Purchase of Securities.  The Company acknowledges and agrees that each Buyer is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer is (i) an officer or director of the Company or any of its Subsidiaries, (ii) an "affiliate" of the Company or any of its Subsidiaries (as defined in Rule 144) or (iii) to the knowledge of the Company, a "beneficial owner" of more than 10% of the Common Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act")).  The Company further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer's purchase of the Securities.  The Company further represents to each Buyer that the Company's decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

(g)        No General Solicitation; Placement Agent's Fees.  Neither the Company, nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities.  The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for persons engaged by any Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby, including, without limitation, placement agent fees payable to Oppenheimer Asia, as placement agent (the "Placement Agent") in connection with the sale of the Company Securities.  The Company acknowledges that it has engaged the Placement Agent in connection with the sale of the Company Securities.  Other than the Placement Agent, neither the Company nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the sale of the Company Securities.

(h)        No Integrated Offering.  None of the Company, its Subsidiaries, any of their affiliates, and any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Securities under the 1933 Act, whether through integration with prior offerings or otherwise, or, except for the Shareholder Approval, cause this offering of the Securities to require approval of shareholders of the Company for purposes of the 1933 Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated.  None of the Company, its Subsidiaries, their affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of the issuance of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings for purposes of any such applicable shareholder approval provisions.

(i)            Dilutive Effect.  The Company understands and acknowledges that the number of Conversion Shares issuable upon conversion of the Notes and the Warrant Shares issuable upon exercise of the Warrants will increase in certain circumstances.  The Company further acknowledges that subject to receipt of Shareholder Approval, its obligation to issue Conversion Shares upon conversion of the Notes in accordance with this Agreement and the Notes and its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with this Agreement and the Warrants is, in each case, is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

(j)            Application of Takeover Protections; Rights Agreement.  The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company's Memorandum of Association or Articles of Association ,or the laws of the jurisdiction of its formation which is or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Company Securities and any Buyer's ownership of the Securities.  The Company has not adopted a shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company.

(k)           SEC Documents; Financial Statements.  During the two (2) years prior to the date hereof, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act (all of the foregoing filed prior to the date hereof or prior to the date of the Closing, and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC Documents").  The Company has delivered to the Buyers or their respective representatives true, correct and complete copies of the SEC Documents not available on the EDGAR system.  As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  As of their respective filing dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied ("GAAP"), during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).  No other information provided by or on behalf of the Company to the Buyers which is not included in the SEC Documents, including, without limitation, information referred to in Section 2(d) of this Agreement or in the disclosure schedules to this Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein not misleading, in the light of the circumstance under which they are or were made.

(l)            Absence of Certain Changes.  Except as disclosed in the Company's press release regarding fourth quarter 2008 earnings, as furnished to the SEC under cover of Form 6-K dated April 9, 2009 and in Schedule 3(l), since December 31, 2007, there has been no material adverse change and no material adverse development in the business, assets, properties, operations, condition (financial or otherwise), results of operations or prospects of the Company or its Subsidiaries.  Except as disclosed in the Company's press release regarding fourth quarter 2008 earnings, as furnished to the SEC under cover of Form 6-K dated April 9, 2009 and in Schedule 3(l), since December 31, 2007, neither the Company nor any of its Subsidiaries has (i) declared or paid any dividends, (ii) sold any assets to a third party, individually or in the aggregate, in excess of $100,000 outside of the ordinary course of business or (iii) had capital expenditures, individually or in a series of related payments in the aggregate, in excess of $350,000.  Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so.  The Company and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined below).  For purposes of this Section 3(l), "Insolvent" means, with respect to any Person, (i) the present fair saleable value of such Person's assets is less than the amount required to pay such Person's total Indebtedness (as defined in Section 3(s)), (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted.

(m)          No Undisclosed Events, Liabilities, Developments or Circumstances.  No event, liability, development or circumstance has occurred or exists, or is reasonably expected to occur with respect to the Company, its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Company of its Common Shares and which has not been publicly announced.

(n)           Conduct of Business; Regulatory Permits.  Neither the Company nor any of its Subsidiaries is in violation of any term of or in default under any certificate of designations of any outstanding series of preferred stock of the Company, its Memorandum of Association or Articles of Association or their organizational charter or memorandum of association or certificate of incorporation or articles of association or bylaws, respectively.  Neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except, in all cases, for possible violations which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of the Principal Market and has no knowledge of any facts or circumstances that would reasonably lead to delisting or suspension of the Common Shares by the Principal Market in the foreseeable future.  Since June 2, 2008 the Common Shares have been listed on the Principal Market and from January 22, 2008 until June 2, 2008, the Common Shares were listed on The NASDAQ Capital Market.  During the two (2) years prior to the date hereof, (i) trading in the Common Shares have not been suspended by the SEC, The NASDAQ Capital Market or the Principal Market and (ii) the Company has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or delisting of the Common Shares from the Principal Market.  The Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

(o)           Foreign Corrupt Practices.  Neither the Company, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(p)           Sarbanes-Oxley Act.  The Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof.

(q)           Transactions With Affiliates.  Except as set forth on Schedule 3(q) and except as set forth in the Put Agreements, none of the officers, directors or employees of the Company or any of its Subsidiaries is presently a party to any transaction with the Company or any of its Subsidiaries in which the amount involved exceeds $300,000 individually or in the aggregate (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Company or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

(r)            Equity Capitalization.  As of the date hereof, the authorized capital stock of the Company consists of (i) 50,000,000 Common Shares, of which as of the date hereof, 33,706,938 shares are issued and outstanding, 2,000,000 shares are reserved and maintained for issuance pursuant to the Company's stock option and purchase plans, and 8,000,000 shares are issuable to Mr. Lu upon the Company achieving certain operating milestones pursuant to a stock purchase agreement dated April 14, 2007, and no shares are reserved for issuance pursuant to securities (other than the aforementioned options, the Notes and the Warrants) exercisable or exchangeable for, or convertible into, Common Shares and (ii) 1,000,000 preferred shares, par value $0.0001 per share, of which as of the date hereof, none of such preferred shares are issued and outstanding.  All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable.  Except as disclosed in Schedule 3(r): (i) none of the Company's capital stock is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares of capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares of capital stock of the Company or any of its Subsidiaries; (iii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound; (iv) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Company or any of its Subsidiaries; (v) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act (except pursuant to the Registration Rights Agreement); (vi) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (vii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Company Securities or by the delivery of the Lu Conversion Shares, the Lu Warrant Shares and the Lu Additional Conversion Shares pursuant to the terms of the Put Agreements; (viii) the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (ix) the Company and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC Documents but not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company's or any of its Subsidiary's' respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect.  The Company has furnished or made available to the Buyers true, correct and complete copies of the Company's Memorandum of Association, as amended and as in effect on the date hereof (the "Memorandum of Association"), and the Company's Articles of Association, as amended and as in effect on the date hereof (the "Articles of Association"), and the terms of all securities convertible into, or exercisable or exchangeable for, Common Shares and the material rights of the holders thereof in respect thereto.

(s)           Indebtedness and Other Contracts.  Except as disclosed in Schedule 3(s), neither the Company nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument would reasonably be expected to result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company's officers, has or is expected to have a Material Adverse Effect.  Schedule 3(s) provides a detailed description of the material terms of any such outstanding Indebtedness.  For purposes of this Agreement:  (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including, without limitation, "capital leases" in accordance with United States GAAP (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with GAAP, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof, including in China.

(t)            Absence of Litigation.  There is no action, suit, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, the Common Shares or any of the Company's Subsidiaries or any of the Company's or its Subsidiaries' officers or directors in their capacities as such, except as set forth in Schedule 3(t). Except as described therein, the matters set forth in Schedule 3(t) would not would reasonably be expected to have a Material Adverse Effect.

(u)          Insurance.  The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged.  Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(v)          Employee Relations.

(i)           Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union.  The Company and its Subsidiaries believe that their relations with their employees are good.  No executive officer of the Company or any of its Subsidiaries (as defined in Rule 501(f) of the 1933 Act) has notified the Company or any such Subsidiary that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer's employment with the Company or any such Subsidiary.  No executive officer of the Company or any of its Subsidiaries, to the knowledge of the Company or any of its Subsidiaries, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer, to the Company's knowledge, does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

(ii)          The Company and its Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(w)          Title. The Company and its Subsidiaries have land use rights as permitted under China law with respect to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries.   Any real property and facilities held under lease by the Company and any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

(x)           Intellectual Property Rights.  The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, original works of authorship, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights and all applications and registrations therefor ("Intellectual Property Rights") necessary to conduct their respective businesses as now conducted, except for any such Intellectual Property Rights the non-ownership or non-possession of which would not reasonably be expected to result in a Material Adverse Effect.  All of the Company's material Intellectual Property Rights and relevant applications therefor have been duly registered by the China Patent and Trademark Office, or the equivalent offices of non-US jurisdictions, and have been properly maintained in accordance with applicable law in China and such other jurisdictions.  None of the Company's material Intellectual Property Rights have expired or terminated or have been abandoned or are expected to expire or terminate or are expected to be abandoned, within three years from the date of this Agreement.  The Company does not have any knowledge of any infringement by the Company or its Subsidiaries of Intellectual Property Rights of others.  There is no claim, action or proceeding being made or brought, or to the knowledge of the Company or any of its Subsidiaries, being threatened, against the Company or any of its Subsidiaries regarding its material Intellectual Property Rights.  Neither the Company nor any of its Subsidiaries is aware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings.  The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights.

(y)           Environmental Laws.  The Company and its Subsidiaries (i) are in compliance with any and all Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply and receive any such permit, license or other approval could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.  The term "Environmental Laws" means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

(z)            Subsidiary Rights.  The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

(aa)         Investment Company Status.  The Company is not, and upon consummation of the sale of the Securities, and for so long any Buyer holds any Securities, will not be, an "investment company," a company controlled by an "investment company" or an "affiliated person" of, or "promoter" or "principal underwriter" for, an "investment company" as such terms are defined in the Investment Company Act of  1940, as amended.

(bb)        Tax Status.  The Company and each of its Subsidiaries (i) has made or filed all China and other foreign, U.S. federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply, except in each case where the failure to file, pay or set aside would not reasonably be expected to have a Material Adverse Effect.  There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

(cc)         Internal Accounting and Disclosure Controls.  The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.  The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the 1934 Act) that are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed in to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Company's management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure.  Except for the qualified report the Company expects to receive from its independent auditors in connection with the Company's upcoming annual report filing on Form 20-F for fiscal year ended December 31, 2008, during the twelve months prior to the date hereof neither the Company nor any of its Subsidiaries has received any notice or correspondence from any accountant relating to any material weakness in any part of the system of internal accounting controls of the Company or any of its Subsidiaries.

(dd)        Off Balance Sheet Arrangements.  There is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its 1934 Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

(ee)         Ranking of Notes.  Except as set forth in Schedule 3(ee), no Indebtedness of the Company is senior to or ranks pari passu with the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

(ff)          Eligibility for Registration.  The Company is eligible to register the Conversion Shares, the Interest Shares, if any, and the Warrant Shares for resale by the Buyers using Form F-3 promulgated under the 1933 Act.

(gg)        Transfer Taxes.  On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to each Buyer hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

(hh)        Manipulation of Price.  The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) other than the Placement Agent, sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) other than the Placement Agent, paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

(ii)           Acknowledgement Regarding Buyers' Trading Activity.  It is understood and acknowledged by the Company that (i) none of the Buyers has been asked to agree by the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents, nor has any Buyer agreed with the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents, to desist from purchasing or selling, long and/or short, securities of the Company, or "derivative" securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) any Buyer, and counter-parties in "derivative" transactions to which any such Buyer is a party, directly or indirectly, presently may have a "short" position in the Common Shares which was established (excluding the location and/or reservation of borrowable Common Shares) prior to such Buyer's knowledge of the transactions contemplated by the Transaction Documents, and (iii) each Buyer shall not be deemed to have any affiliation with or control over any arm's length counter-party in any "derivative" transaction.  The Company further understands and acknowledges that one or more Buyers may engage in hedging and/or trading activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Conversion Shares, the Warrant Shares and/or the Interest Shares are being determined and (b) such hedging and/or trading activities, if any, can reduce the value of the existing shareholders' equity interest in the Company both at and after the time the hedging and/or trading activities are being conducted.  The Company acknowledges that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, the Notes, the Warrants or any of the documents executed in connection herewith.

(jj)           U.S. Real Property Holding Corporation.  The Company is not, has never been, and so long as any Securities remain outstanding, shall not become, a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon any Buyer's request.

(kk)         Bank Holding Company Act.  Neither the Company nor any of its Subsidiaries or affiliates is subject to the Bank Holding Company Act of 1956, as amended (the "BHCA") and to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve").  Neither the Company nor any of its Subsidiaries or affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent (25%) or more of the total equity of a bank or any  entity that is subject to the BHCA and to regulation by the Federal Reserve.  Neither the Company nor any of its Subsidiaries or affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(ll)           No Additional Agreements.  The Company does not have any agreement or understanding with any Buyer with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents.

(mm)       Disclosure.  The Company confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information other than the existence of the transactions contemplated by this Agreement and the other Transaction Documents.  The Company understands and confirms that each of the Buyers will rely on the foregoing representations made on the date hereof and as of the Closing Date in effecting transactions in securities of the Company.  All disclosure provided to the Buyers regarding the Company, or any of its Subsidiaries, their business and the transactions contemplated hereby, including the disclosure schedules to this Agreement, furnished by or on behalf of the Company is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  Each press release issued by the Company or any of its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed, other than the occurrence of the Closing under this Agreement.  The Company acknowledges and agrees that no Buyer makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 2 and in Section 5 of the Put Agreement.

(nn)        China Subsidiaries.

(i)           Schedule 3(nn) sets forth, for each Subsidiary that is incorporated in China, not including Hong Kong (a "China Subsidiary"), (i) the legal classification of such entity under the applicable company laws and foreign investment laws of China, including true and correct copies of the relevant currently effective business license by the relevant China governmental approval authority for the location in which the Subsidiary maintains an office or premises for business operations; (ii) the total registered capital; (iii) the holders of record of the registered capital; (iv) the authorized legal representative, directors, officers, legal address and each business address, as well as the original China approval authority and China governmental authority with current jurisdiction over the entity; and (v) any agreements with respect to the registered capital, including outstanding securities, contracts, commitments or arrangements granting any party the right to obtain any equity ownership of the Subsidiary.

(ii)          For each China Subsidiary the holders of record of its registered capital have contributed in full its subscribed share of the entity's registered capital pursuant to the articles of association and, as applicable, relevant joint venture contracts, and all such contributions have been verified and certified by a Chinese registered public accountant according to applicable China law, approved by all relevant China governmental authorities and fully paid, and verification certificates have been issued to each such holder of record or previous investor accordingly.  All previous transfers or assignments of registered capital have been approved by the relevant China governmental authorities and all necessary corporate action.

(iii)         Each Subsidiary incorporated in China is a limited liability company duly organized, validly existing and in good standing under the applicable company laws and, as applicable, the foreign investment laws of China, has, as applicable, the status of a foreign investment enterprise, and is a legal person with all requisite corporate power to own (to the extent permitted under the laws of China), lease and operate its properties and to carry on its business as now being conducted in each place where its business is conducted.  Each China Subsidiary and its business operations are in compliance with the terms and conditions of its business license, joint venture contract (where applicable) and articles of association.  The construction of the China Subsidiary's operating facilities and operation of its business is and has been in full compliance with its relevant feasibility study and business license, as applicable.  Each Subsidiary has received all authorizations, approvals, license, permits and other rights from China governmental authorities necessary and appropriate for the continued operation of the Company's business.

(iv)         All necessary approvals from China governmental authorities have been received to ensure that each China Subsidiary will continue to enjoy, to the extent permitted by applicable China law, all of the tax clearances, concessions and other benefits available to such China Subsidiary prior to the Closing Date, or otherwise available under applicable China law to foreign investment enterprises similarly situated.

(v)          Each Subsidiary is and has been in compliance with applicable China laws relating to its relationship to its employees or suppliers or to any governmental taxing or customs authority, and relating to any other aspect of its business.  Each Subsidiary is in compliance with applicable China law relating to anti-competitive practices, price fixing, and environmental matters, respectively, and, to its knowledge, there are no proceedings pending or threatened regarding any violation by it of applicable China law, including work safety, environmental and employment laws.

(vi)         Each Subsidiary has obtained all required China product registrations for the products related to its business.

(oo)        Stock Option Plans. Each stock option granted by the Company was granted (i) in accordance with the terms of the applicable Company stock option plan and (ii) with an exercise price at least equal to the fair market value of the Common Stock on the date such stock option would be considered granted under GAAP of the United States and applicable law. No stock option granted under the Company's stock option plan has been backdated.  The Company has not knowingly granted, and there is no and has been no Company policy or practice to knowingly grant, stock options prior to, or otherwise knowingly coordinate the grant of stock options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.

(pp)        Rule 144(i).  For purposes of confirming the availability to the Buyers of Rule 144 upon satisfaction of the requisite holding period, the Company hereby represents and warrants that it (i) has ceased to be an issuer described in Rule 144(i)(1)(i); (ii) is subject to the reporting requirements of Section 13 or 15(d) of the 1934 Act; (iii) has filed all reports and other materials required to be filed by Section 13 or 15(d) of the 1934 Act, as applicable, during the preceding 12 months (or for such shorter period that the Company was required to file such reports and materials), other than Form 8-K or Form 6-K reports; and (iv) has filed current "Form 10 information" with the SEC reflecting its status as an entity that is no longer an issuer described in Rule 144 (i)(1)(i) at least six months prior to the date hereof.

4.      COVENANTS.

(a)           Best Efforts.  Each party shall use its reasonable best efforts timely to satisfy each of the covenants and the conditions to be satisfied by it as provided in Sections 5, 6 and 7 of this Agreement.

(b)           Form D and Blue Sky.  The Company agrees to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to each Buyer promptly after such filing.  The Company shall, on or before the Closing Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyers at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyers on or prior to the Closing Date.  The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States following the Closing Date.

(c)           Reporting Status.  Until the date on which the Investors (as defined in the Registration Rights Agreement) shall have sold all the Conversion Shares, the Interest Shares, if any, and Warrant Shares and none of the Notes or Warrants are outstanding (the "Reporting Period"), the Company shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would no longer require or otherwise permit such termination, and the Company shall take all actions necessary to maintain its eligibility to register the Conversion Shares, Warrant Shares and Interest Shares, if any, for resale by the Investors on Form F-3.

(d)           Use of Proceeds.  The Company will use the proceeds from the sale of the Securities for general corporate and for working capital purposes and not for (i) the repayment of any outstanding Indebtedness of the Company or any of its Subsidiaries or (ii) the redemption or repurchase of any of its or its Subsidiaries' equity securities.

(e)           Financial Information.  The Company agrees to send the following to each Investor during the Reporting Period unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, (i)  within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 20-F, any Reports on Form 6-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act, (ii) on the same day as the release thereof, facsimile or e-mailed copies of all press releases issued by the Company or any of its Subsidiaries, and (iii) copies of any notices and other information made available or given to the shareholders of the Company generally, contemporaneously with the making available or giving thereof to the shareholders.  As used herein, "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

(f)            Listing.

(i)           The Company shall promptly secure the listing of all of the Registrable Securities (as defined in the Registration Rights Agreement) upon each national securities exchange and automated quotation system, if any, upon which the Common Shares are then listed (subject to official notice of issuance) and shall maintain such listing of all Registrable Securities from time to time issuable under the terms of the Transaction Documents on such national securities exchange or automated quotation system.  The Company shall maintain the authorization for quotation of the Common Shares on the Principal Market.  Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on the Principal Market.  The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

(ii)          In addition, the Company shall take all necessary actions to cause the Warrants to be listed for quotation on (A) the OTC Bulletin Board, including, without limitation, using its reasonable best efforts to obtain the agreement of at least one broker-dealer that is a member of the Financial Industry Regulatory Authority to act as a market maker with respect to the Warrants, or (B) at the Company's discretion, on any other Eligible Market (as defined in the Notes), in each case as soon as practicable, but in no event later than the one (1) year anniversary of the Closing Date, and to maintain such listing until the earlier to occur of (x) the expiration date of the Warrants and (y) such time as all of the Warrants have been exercised in full.  The Buyers shall use their reasonable best efforts to assist the Company in complying with its obligations pursuant to this Section 4(f)(ii), including, without limitation, providing such information as is reasonably requested by the Company.

(g)          Fees.  The Company shall reimburse Hudson Bay (a Buyer) or its designee(s) (in addition to any other expense amounts paid to any Buyer or its counsel prior to the date of this Agreement) for all reasonable costs and expenses incurred in connection with the transactions contemplated by the Transaction Documents (including all reasonable legal fees and disbursements in connection therewith, documentation and implementation of the transactions contemplated by the Transaction Documents and due diligence in connection therewith) in an amount not to exceed $240,000, which amount may be withheld by Hudson Bay from its Purchase Price at the Closing.  The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or broker's commissions (other than for Persons engaged by any Buyer) relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees or commissions payable to the Placement Agent.  The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorney's fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment.  Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyers.

(h)           Pledge of Securities.  The Company acknowledges and agrees that the Securities may be pledged by an Investor in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities.  The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder except as may otherwise be required under applicable securities laws, and no Investor effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, Section 2(f) hereof; provided that an Investor and its pledgee shall be required to comply with the provisions of Section 2(f) hereof in order to effect a sale, transfer or assignment of Securities to such pledgee.  The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by an Investor.

(i)            Disclosure of Transactions and Other Material Information.  On or before 8:30 a.m., New York City time, on the first Business Day after this Agreement has been executed, the Company shall issue a press release and file a Current Report on Form 6-K describing the material terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement, the form of the Notes, the form of Warrant, the form the Registration Rights Agreement, the form of Put Agreements, the Security Documents, the form of Voting Agreement and the form of Lock-Up Agreement as exhibits to such filing (including all attachments, the "6-K Filing").  From and after the filing of the 6-K Filing with the SEC, no Buyer shall be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing.  The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide any Buyer with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the 6-K Filing with the SEC without the prior express written consent of such Buyer.  If a Buyer has, or believes it has, received any such material, nonpublic information regarding the Company or any of its Subsidiaries from the Company or a "person" acting on behalf of the Company" within the meaning of Rule 101(c) of Regulation FD in breach of the immediately preceding sentence (and not including any such information made available to such Buyer in connection with a Subsequent Placement after such Buyer requested an Offer Notice pursuant to the procedure set forth in Section 4(o)(iii)(1)), it may provide the Company with written notice thereof.  If the Company and its counsel agree that such information is material, nonpublic information, the Company shall, within two (2) Trading Days (as defined in the Notes) of receipt of such notice, make public disclosure of such material, nonpublic information (the "MNPI Disclosure").  In the event the Company fails to make the MNPI Disclosure, in addition to any other remedy provided herein or in the Transaction Documents, a Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information without the prior approval by the Company, its Subsidiaries, or any of its or their respective officers, directors, employees or agents.  No Buyer shall have any liability to the Company, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders or agents for any such disclosure.  Subject to the foregoing, neither the Company, its Subsidiaries nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) each Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release).  Without the prior written consent of any applicable Buyer, neither the Company nor any of its Subsidiaries or affiliates shall disclose the name of such Buyer in any filing (other than in the exhibits to the 6-K Filing), announcement, release or otherwise, except as otherwise required by any law, rule or regulation applicable to the Company after consultation with such Buyer.

(j)            Restriction on Redemption and Cash Dividends.  So long as any Notes are outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, the Common Shares without the prior express written consent of the Required Holders (as defined in the Notes).

(k)           Additional Notes; Variable Securities; Dilutive Issuances.  So long as any Buyer beneficially owns any Securities, the Company will not issue any Notes other than to the Buyers as contemplated hereby and the Company shall not issue any other securities that would cause a breach or default under the Notes.  For so long as any Notes or Warrants remain outstanding, the Company shall not, in any manner, issue or sell any rights, warrants or options to subscribe for or purchase Common Shares or directly or indirectly convertible into or exchangeable or exercisable for Common Shares at a price which varies or may vary with the market price of the Common Shares, including by way of one or more reset(s) to any fixed price unless the conversion, exchange or exercise price of any such security cannot be less than the then applicable Conversion Price (as defined in the Notes) with respect to the Common Shares into which any Note is convertible or the then applicable Exercise Price (as defined in the Warrants) with respect to the Common Shares into which any Warrant is exercisable.  For so long as any Notes or Warrants remain outstanding, the Company shall not, in any manner, enter into or affect any Dilutive Issuance (as defined in the Notes) if the effect of such Dilutive Issuance is to cause the Company to be required to issue upon conversion of any Note or exercise of any Warrant any Common Shares in excess of that number of Common Shares which the Company may issue upon conversion of the Notes and exercise of the Warrants without breaching the Company's obligations under the rules or regulations of the Principal Market or any applicable Eligible Market (as defined in the Registration Rights Agreement).

(l)            Corporate Existence.  So long as any Buyer beneficially owns any Securities, the Company shall maintain its corporate existence and shall not be party to any Fundamental Transaction (as defined in the Notes) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants.

(m)          Reservation of Shares.  So long as any Buyer owns any Securities, the Company shall take all action necessary to at all times after the Shareholder Approval (as defined below) have authorized, and reserved and maintained for the purpose of issuance, no less than 130% of the sum of the number of Common Shares issuable (A) upon conversion of the Notes, (B) upon exercise of the Warrants then outstanding (without taking into account any limitations on the conversion of the Notes or exercise of the Warrants set forth in the Notes and Warrants, respectively) and (C) as Interest Shares pursuant to the terms of the Notes.  If at any time the number of Common Shares authorized and reserved and maintained for issuance is not sufficient to meet the Required Reserved Amount, the Company will promptly take all corporate action necessary to authorize and reserve and maintain for issuance a sufficient number of shares, including, without limitation, calling a special meeting of shareholders to authorize additional shares to meet the Company's obligations under Section 3(c), in the case of an insufficient number of authorized shares, obtain shareholder approval of an increase in such authorized number of shares of the Company in favor of an increase in the authorized shares of the Company to ensure that the number of authorized shares is sufficient to meet the Required Reserved Amount.

(n)           Conduct of Business.  The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

(o)           Additional Issuances of Securities.

(i)                    For purposes of this Section 4(o), the following definitions shall apply.

(1)           "Common Shares Equivalents" means, collectively, Options and Convertible Securities.

(2)           "Convertible Securities" means any stock or securities (other than Options) convertible into or exercisable or exchangeable for Common Shares.

(3)           "Options" means any rights, warrants or options to subscribe for or purchase Common Shares or Convertible Securities.

(ii)                   From the date hereof until thirty (30) days after the date when all Registrable Securities (as defined in the Registration Rights Agreement) have been registered (the "Trigger Date"), the Company will not, directly or indirectly, file any registration statement with the SEC other than the Registration Statement (as defined in the Registration Rights Agreement).  From the date hereof until the Trigger Date, the Company will not, (A) directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for Common Shares or Common Shares Equivalents (any such offer, sale, grant, disposition or announcement being referred to as a "Subsequent Placement") or (B) be party to any solicitations, negotiations or discussions with regard to the foregoing.

(iii)                  From the Trigger Date until the second anniversary of the Closing Date, the Company will not, directly or indirectly, effect any Subsequent Placement unless the Company shall have first complied with this Section 4(o)(iii).

(1)           The Company shall deliver to each Buyer a written notice stating that the Company may have information to share with such Buyer and requesting the Buyer to inform the Company if it is willing to receive a notice of such information.  If such Buyer indicates its willingness to receive such information, then the Company shall deliver promptly, but in any event no later than one (1) Business Day after being informed by such Buyer of its willingness to receive the information, a written notice (the "Offer Notice") of any proposed or intended issuance or sale or exchange (the "Offer") of the securities being offered (the "Offered Securities") in a Subsequent Placement, which Offer Notice shall (w) identify and describe the Offered Securities, (x) describe the price and other terms upon which they are to be issued, sold or exchanged, and the number or amount of the Offered Securities to be issued, sold or exchanged, (y) identify the persons or entities (if known) to which or with which the Offered Securities are to be offered, issued, sold or exchanged and (z) offer to issue and sell to or exchange with such Buyers fifty percent (50%) of the Offered Securities, allocated among such Buyers (a) based on such Buyer's pro rata portion of the aggregate principal amount of Notes purchased hereunder (the "Basic Amount"), and (b) with respect to each Buyer that elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of other Buyers as such Buyer shall indicate it will purchase or acquire should the other Buyers subscribe for less than their Basic Amounts (the "Undersubscription Amount"), which process shall be repeated no more than one time so that the Buyers shall have an opportunity to subscribe for any remaining Undersubscription Amount.

(2)           To accept an Offer, in whole or in part, such Buyer must deliver a written notice to the Company prior to the end of the ninth (9th) Business Day after such Buyer's receipt of the Offer Notice (the "Offer Period"), setting forth the portion of such Buyer's Basic Amount that such Buyer elects to purchase and, if such Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that such Buyer elects to purchase (in either case, the "Notice of Acceptance").  If the Basic Amounts subscribed for by all Buyers are less than the total of all of the Basic Amounts, then each Buyer who has set forth an Undersubscription Amount in its Notice of Acceptance shall be entitled to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, that if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the "Available Undersubscription Amount"), each Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Company to the extent its deems reasonably necessary.  Notwithstanding anything to the contrary contained herein, if the Company desires to modify or amend the terms and conditions of the Offer prior to the expiration of the Offer Period, the Company may deliver to the Buyers a new Offer Notice and the Offer Period shall expire on the tenth (10th) Business Day after such Buyer's receipt of such new Offer Notice.

(3)           The Company shall have seven (7) Business Days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Buyers (the "Refused Securities") pursuant to a definitive agreement (the "Subsequent Placement Agreement") but only to the offerees described in the Offer Notice (if so described therein) and only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable to the acquiring person or persons or less favorable to the Company than those set forth in the Offer Notice and (ii) to publicly announce (a) the execution of such Subsequent Placement Agreement, and (b) either (x) the consummation of the transactions contemplated by such Subsequent Placement Agreement or (y) the termination of such Subsequent Placement Agreement, which shall be filed with the SEC on a Current Report on Form 6-K with such Subsequent Placement Agreement and any documents contemplated therein filed as exhibits thereto.

(4)           In the event the Company shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 4(o)(iii)(3) above), then each Buyer may, at its sole option and in its sole discretion, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that such Buyer elected to purchase pursuant to Section 4(o)(iii)(2) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Company actually proposes to issue, sell or exchange (including Offered Securities to be issued or sold to Buyers pursuant to Section 4(o)(iii)(3) above prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities.  In the event that any Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Company may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 4(o)(iii)(1) above.

(5)           Upon the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, the Buyers shall acquire from the Company, and the Company shall issue to the Buyers, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 4(o)(iii)(3) above if the Buyers have so elected, upon the terms and conditions specified in the Offer.  The purchase by the Buyers of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and the Buyers of a purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to the Buyers and their respective counsel. The Buyers and the Company shall each use their reasonable best efforts to consummate such offering as promptly as commercially practicable.

(6)           Any Offered Securities not acquired by the Buyers or other persons in accordance with Section 4(o)(iii)(3) above may not be issued, sold or exchanged until they are again offered to the Buyers under the procedures specified in this Agreement.

(7)           The Company and the Buyers agree that if any Buyer elects to participate in the Offer, (x) neither the Subsequent Placement Agreement with respect to such Offer nor any other transaction documents related thereto (collectively, the "Subsequent Placement Documents") shall include any term or provisions whereby any Buyer shall be required to agree to any restrictions in trading as to any securities of the Company owned by such Buyer prior to such Subsequent Placement, and (y) any registration rights set forth in such Subsequent Placement Documents shall be similar in all material respects to the registration rights contained in the Registration Rights Agreement.

(8)           Notwithstanding anything to the contrary in this Section 4(o) and unless otherwise agreed to by the Buyers, the Company shall either confirm in writing to the Buyers that the transaction with respect to the Subsequent Placement has been abandoned or shall publicly disclose its intention to issue the Offered Securities, in either case in such a manner such that the Buyers will not be in possession of material non-public information, by the sixteenth (16th) Business Day following delivery of the Offer Notice.  If by the sixteenth (16th) Business Day following delivery of the Offer Notice no public disclosure regarding a transaction with respect to the Offered Securities has been made, and no notice regarding the abandonment of such transaction has been received by the Buyers, such transaction shall be deemed to have been abandoned and the Buyers shall not be deemed to be in possession of any material, non-public information with respect to the Company.  Should the Company decide to pursue such transaction with respect to the Offered Securities, the Company shall provide each Buyer with another Offer Notice and each Buyer will again have the right of participation set forth in this Section 4(o)(iii).  The Company shall not be permitted to deliver more than one such Offer Notice to the Buyers in any 60 day period.

(iv)         The restrictions contained in subsections (ii) and (iii) of this Section 4(o) shall not apply (x) in connection with the issuance of any Excluded Securities (as defined in the Notes) and (y) pursuant to a bona fide firm commitment underwritten public offering with a nationally recognized underwriter which generates gross proceeds to the Company in excess of the greater of (i) $25,000,000 and (ii) the aggregate principal amount of Notes then outstanding other than any Notes beneficially owned, directly or indirectly, by Mr. Lu (or any of his family members, affiliates or agents), the Company or any of its Subsidiaries. (other than an "at-the-market offering" as defined in Rule 415(a)(4) under the 1933 Act or equity lines).

(p)           Trading in Common Shares.

(i)           For so long as such Buyer owns any Notes, such Buyer shall not maintain a Net Short Position.  For purposes hereof, a "Net Short Position" by a Person means a position whereby such Person has executed one or more sales of Common Shares that is marked as a short sale and that is executed at a time when such Buyer has no equivalent offsetting long position in the Common Shares or contract for the foregoing.  For purposes of determining whether a Buyer has an equivalent offsetting long position in the Common Shares, all Common Shares (A) that are owned by such Buyer, (B) that may be issued as Interest Shares pursuant to the terms of the Notes to the Buyer, (C) that would be issuable upon conversion or exercise in full of all Securities then held by such Buyer (assuming that such Securities were then fully convertible or exercisable, notwithstanding any provisions to the contrary, and giving effect to any conversion or exercise price adjustments that would take effect given only the passage of time) or (D) that could be issuable pursuant to the Put Agreements (assuming no restriction on issuance, notwithstanding any provision to the contrary) shall be deemed to be held long by such Buyer.

(ii)           During the period commencing twenty (20) Trading Days immediately preceding the Adjustment Date (as defined in the Notes) and ending with the close of trading on the Principal Market on the Adjustment Date (such period, the "Restricted Period"), each Buyer, severally and not jointly with the other Buyers, covenants that neither it nor any of its Buyer Trading Affiliates will engage in any sale of the Common Shares, including "short sales" as defined in Rule 200 of Regulation SHO under the 1934 Act.

(iii)         Except as set forth in the Put Agreements, during the Restricted Period, neither the Company nor any of its Subsidiaries, and no one acting on any of their behalf (including, without limitation, any officer, director, employee, affiliate, attorney or agent) shall purchase, directly or indirectly, any Common Shares or any securities convertible, exercisable or exchangeable for Common Shares.

(iv)           Except as set forth in the Put Agreements, during the Restricted Period, neither the Company nor any of its Subsidiaries, and no one acting on any of their behalf (including, without limitation, any officer, director, employee, affiliate, attorney or agent) shall, directly or indirectly, (A) take any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company, (B) sell, bid for, purchase, or pay any compensation for soliciting any sale, bid for or purchase of any security of the Company, including, without limitation, any Common Share, any of the Securities and any short sales (as defined in Rule 200 of Regulation SHO under the 1934 Act) related thereto (other than the offer, sale and issuance by the Company of Excluded Securities to officers, directors and employees of the Company in the ordinary course of business), (C) issue or offer any security of the Company or any of its Subsidiaries to any Person (other than the offer, sale and issuance by the Company of Excluded Securities to officers, directors and employees of the Company in the ordinary course of business), (D) pay or agree to pay to any Person any compensation for soliciting another to purchase or sell any securities of the Company, or (E) enter into any agreement or other writing or make any offer with respect to the foregoing actions.

(q)           Public Information.  At any time during the period commencing from the six (6) month anniversary of the Closing Date (the "Shareholder Approval Deadline") and ending, if a registration statement is not available for the resale of all of the Registrable Securities, at such time that all of the Securities may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1), if the Company shall fail for any reason to satisfy the current public information requirement under Rule 144(c) (a "Public Information Failure") then, as partial relief for the damages to any holder of Securities by reason of any such delay in or reduction of its ability to sell the Securities (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to each such holder an amount in cash equal to two percent (2.0%) of the aggregate Purchase Price of such holder's Company Securities on the day of a Public Information Failure and on every thirtieth day (pro rated for periods totaling less than thirty days) thereafter until the earlier of (i) the date such Public Information Failure is cured and (ii) such time that such public information is no longer required pursuant to Rule 144.  The payments to which a holder shall be entitled pursuant to this Section 4(q) are referred to herein as "Public Information Failure Payments."  Public Information Failure Payments shall be paid on the earlier of (I) the last day of the calendar month during which such Public Information Failure Payments are incurred and (II) the third Business Day after the event or failure giving rise to the Public Information Failure Payments is cured.  In the event the Company fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full.

(r)            Shareholder Approval. The Company shall provide each shareholder entitled to vote at a special or annual meeting of shareholders of the Company (the "Shareholder Meeting"), which shall be called as promptly as practicable after the date hereof, but in no event later than August 24, 2009 (the "Shareholder Meeting Deadline"), a proxy statement, in a form reasonably acceptable to the Buyers meeting the requirements of the laws of the British Virgin Islands after review by Schulte Roth & Zabel LLP at the expense of the Company, not to exceed $7,500, soliciting each such shareholder's affirmative vote at the Shareholder Meeting for approval of resolutions (the "Resolutions") providing for the issuance of all of the Securities as described in the Transaction Documents in accordance with applicable law, the provisions of the Articles of Association and the rules and regulations of the Principal Market (such affirmative approval being referred to herein as the "Shareholder Approval" and the date such approval is obtained, the "Shareholder Approval Date"), and the Company shall use its reasonable best efforts to solicit its shareholders' approval of such Resolutions and to cause the Board of Directors of the Company to recommend to the shareholders that they approve the Resolutions.  The Company shall be obligated to seek to obtain the Shareholder Approval by the Shareholder Meeting Deadline.  If, despite the Company's reasonable best efforts, the Shareholder Approval is not obtained at the Shareholder Meeting, the Company shall cause an additional Shareholder Meeting to be held each calendar quarter thereafter until Shareholder Approval is obtained, unless all of the Notes and the Warrants have been put to Mr. Lu pursuant to the Put Agreements for the Lu Conversion Shares and the Lu Warrant Shares, respectively.

(s)           Voting Agreement.  The Company shall use its reasonable best efforts to effectuate the transactions contemplated by the Voting Agreement, substantially in the form attached hereto as Exhibit F (the "Voting Agreement"), executed by the Company, Mr. Lu and Mr. John S. Lin ("Mr. Lin" and, collectively with Mr. Lu, the "Principal Shareholders").  The Company shall not amend or waive any provision of the Voting Agreement and shall enforce the provisions of the Voting Agreement in accordance with its terms. If the Principal Shareholders breach any provisions of the Voting Agreement, the Company shall promptly use its reasonable best efforts to seek specific performance of the terms of the Voting Agreement in accordance with Section 4.02 thereof.  In addition, if the Company receives any notice from the Principal Shareholders pursuant to the Voting Agreement, the Company shall promptly, but in no event later than two (2) Business Days, deliver a copy of such notice to each Buyer.

(t)            Lock-Up.  The Company shall not amend or waive any provision of any of the Lock-Up Agreements except to extend the term of the lock-up period.

(u)           Buyers' Voting Agreement.  While any Buyer holds any Common Shares, each such Buyer hereby agrees to cast an affirmative vote at any shareholder meeting with respect to resolutions providing for (i) Shareholder Approval, (ii) the amendment of the Company's Articles of Association to remove the requirement for shareholder approval for Common Shares issuances and repurchases pursuant to Sections 3 and 17 of the Articles of Association, respectively, and (iii) the issuance to Mr. Lu of a number of Common Shares issuable pursuant to the Notes and Warrants (on the terms set forth therein) delivered to Mr. Lu by one or more Buyers pursuant to the Put Agreements.  Notwithstanding the foregoing, none of the Buyers shall be under any obligation to hold any Common Shares for any length of time.

(v)           Multiple Certificates.  From and after the Closing Date, if the Collateral Agent delivers Common Share certificates and/or stock powers representing the Pledged Shares to the Company with instructions to reissue multiple certificates and stock powers in replacement of one or more certificates and stock powers in larger denominations, the Company shall cause its transfer agent to comply with such request promptly, but in no event later than three (3) Trading Days after receipt of the Common Share certificates representing the Pledged Shares; provided, that the Company shall not be required to break down the Pledged Shares into more than twenty (20) Common Share certificates and stock powers at any one time.

(w) No Refusal or Delay to Transfer Shares.  Notwithstanding Section 11 of the Company's Articles of Association, the Company hereby covenants not to refuse or delay the registration of a share transfer with respect to transfers of the Securities  (i) by Mr. Lu to any Buyer (or any of its successors or assigns) pursuant to the Put Agreement or the Pledge Agreement or (ii) by any Buyer (or any of its successors or assigns) to any other Person, so long as such transfer is in compliance with Section 2(f) hereof.

(x) Collateral Agent.

(i)           Each Buyer hereby (a) appoints the Collateral Agent, as the collateral agent under the Put Agreements and under the Pledge Agreement, and (b) authorizes the Collateral Agent (and its officers, directors, employees and agents) to take such action on such Buyer's behalf in accordance with the terms hereof and thereof.  The Collateral Agent shall not have, by reason hereof or the Pledge Agreement, a fiduciary relationship in respect of any Buyer.  Neither the Collateral Agent nor any of its officers, directors, employees and agents shall have any liability to any Buyer for any action taken or omitted to be taken in connection hereof or the Pledge Agreement except to the extent caused by its own gross negligence or willful misconduct, and each Buyer agrees to defend, protect, indemnify and hold harmless the Collateral Agent and all of its officers, directors, employees and agents (collectively, the "Collateral Agent Indemnitees") from and against any losses, damages, liabilities, obligations, penalties, actions, judgments, suits, fees, costs and expenses (including, without limitation, reasonable attorneys' fees, costs and expenses) incurred by such Collateral Agent Indemnitee, whether direct, indirect or consequential, arising from or in connection with the performance by such Collateral Agent Indemnitee of the duties and obligations of Collateral Agent pursuant hereto or any of the Security Documents.

(ii)           The Collateral Agent shall be entitled to rely upon any written notices, statements, certificates, orders or other documents or any telephone message believed by it in good faith to be genuine and correct and to have been signed, sent or made by the proper Person, and with respect to all matters pertaining to this Agreement or any of the other Transaction Documents and its duties hereunder or thereunder, upon advice of counsel selected by it.

(iii)           The Collateral Agent may resign from the performance of all its functions and duties hereunder and under the Notes, the Warrants and the Pledge Agreement at any time by giving at least ten (10) Business Days prior written notice to the Company and each holder of the Notes.  Such resignation shall take effect upon the acceptance by a successor Collateral Agent of appointment as provided below.  Upon any such notice of resignation, the Required Holders shall appoint a successor Collateral Agent.  Upon the acceptance of the appointment as Collateral Agent, such successor Collateral Agent shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Collateral Agent, and the retiring Collateral Agent shall be discharged from its duties and obligations under this Agreement, the Notes and the Pledge Agreement.  After any Collateral Agent's resignation hereunder, the provisions of this Section 4(x) shall inure to its benefit. If a successor Collateral Agent shall not have been so appointed within said ten (10) Business Day period, the retiring Collateral Agent shall then appoint a successor Collateral Agent who shall serve until such time, if any, as the Required Holders appoint a successor Collateral Agent as provided above.

(iv)           The Collateral Agent hereby agrees to act, and the Company hereby agrees to take any actions necessary to facilitate such necessary actions, in accordance with the written instructions delivered to it by a Buyer, in substantially the form attached as Schedule I to Exhibit I to the Put Agreements, including to deliver a share certificate (the "Certificate") representing a number of shares as requested by such Buyer (the "Exercise Notice Share Amount") and a share power, duly executed by Mr. Lu with a medallion guarantee, each of which is held by the Collateral Agent pursuant to the Pledge Agreement, to the Company's Transfer Agent and to direct the Company's Transfer Agent, to (i) issue the Exercise Notice Share Amount (as defined in the Put Agreements) of such Common Shares in accordance with the Exercise Notice attached as Exhibit I to the Put Agreements and (ii) if the number of Common Shares represented by the Certificate exceeds the Exercise Notice Share Amount, deliver a certificate with respect to such excess number of shares with an identical legend to any legend set forth on the Certificate to the Collateral Agent.

(y) Successor Collateral Agent.  The Company hereby covenants and agrees to take, or cause to be taken, all actions reasonably requested by the Collateral Agent to secure a successor Collateral Agent satisfactory to the Buyers, in their sole discretion (it being acknowledged and agreed by the Buyers that The Bank of New York Mellon is a satisfactory successor Collateral Agent), as promptly as practicable but in no event later than sixty (60) days following the Closing Date, including, without limitation, by paying all fees of such successor Collateral Agent, by having the Company agree to indemnify any successor Collateral Agent and by each of the Company and Mr. Lu executing a collateral agency agreement or similar agreement and/or any amendment to the Pledge Agreement reasonably requested or required by the successor Collateral Agent.

(z) Closing Documents.  On or prior to thirty (30) calendar days after the Closing Date, the Company agrees to deliver, or cause to be delivered, to each Buyer and Schulte Roth & Zabel LLP executed copies of the Transaction Documents, Securities and other document required to be delivered to any party pursuant to Section 7 hereof or otherwise.

5.             REGISTER; TRANSFER AGENT INSTRUCTIONS.

(a)           Register.  The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes and the Warrants in which the Company shall record the name and address of the Person in whose name the Notes and the Warrants have been issued (including the name and address of each transferee), the principal amount of Notes held by such Person, the number of Conversion Shares issuable upon conversion of the Notes and Warrant Shares issuable upon exercise of the Warrants held by such Person.  The Company shall keep the register open and available at all times during business hours for inspection of any Buyer or its legal representatives.

(b)          Transfer Agent Instructions.  The Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at the DTC, registered in the name of each Buyer or its respective nominee(s), for the Conversion Shares, the Interest Shares and the Warrant Shares issued at the Closing or upon conversion of the Notes or exercise of the Warrants in such amounts as specified in such amounts as specified from time to time by each Buyer to the Company upon conversion of the Notes or exercise of the Warrants in the form of Exhibit G (the "Irrevocable Transfer Agent Instructions").  The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(f) hereof, will be given by the Company to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents.  If a Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f), the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment.  In the event that such sale, assignment or transfer involves the Conversion Shares, the Interest Shares or the Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144, the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend.  The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer.  Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

6.             CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

The obligation of the Company hereunder to issue and sell the Notes and the related Warrants to each Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

(i)           Such Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

(ii)          Such Buyer shall have delivered to the Company the Net Purchase Price (less, in the case of Hudson Bay, the amounts withheld, if any, pursuant to Section 4(g)) for the Notes and the related Warrants being purchased by such Buyer at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

(iii)         The representations and warranties of such Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Closing Date.

7.           CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

The obligation of each Buyer hereunder to purchase the Notes and the related Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for each Buyer's sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(i)           The Company shall have duly executed and delivered to such Buyer (A) each of the Transaction Documents, (B) the Notes (allocated in such principal amounts as such Buyer shall request), being purchased by such Buyer at the Closing pursuant to this Agreement and (C) the related Warrants (allocated in such amounts as such Buyer shall request) being purchased by such Buyer at the Closing pursuant to this Agreement.

(ii)           Such Buyer shall have received (A) the opinion of the New York Office of Baker & McKenzie LLP, the Company's outside United States counsel, dated as of the Closing Date, in substantially the form of Exhibit H-1 attached hereto, (B) the opinion of Maples and Calder, the Company's British Virgin Islands outside counsel, dated as of the Closing Date, in substantially the form of Exhibit H-2 attached hereto, (C) the opinion of the Hong Kong Office of Baker McKenzie LLP, the Company's outside Hong Kong counsel, dated as of the Closing Date, in substantially the form of Exhibit H-3 attached hereto and (D) the opinion of Tianyin Law Firm, the Company's outside People's Republic of China counsel, dated as of the Closing Date, in substantially the form of Exhibit H-4 attached hereto.

(iii)         The Company shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, in the form of Exhibit G attached hereto, which instructions shall have been delivered to and acknowledged in writing by the Company's transfer agent.

(iv)         The Company shall have delivered to such Buyer a certificate evidencing the formation and good standing of the Company and each of its Subsidiaries in such entity's jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within ten (10) days of the Closing Date.

(v)          The Company shall have delivered to such Buyer a certificate evidencing the Company's qualification as a foreign corporation and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Company conducts business, as of a date within ten (10) days of the Closing Date.

(vi)         The Company shall have delivered to such Buyer a certified copy of the Memorandum of Association as certified by the Secretary of State (or comparable office) of the British Virgin Islands within ten (10) days of the Closing Date.

(vii)        The Company shall have delivered to such Buyer a certificate, executed by the Secretary of the Company and dated as of the Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company's Board of Directors in a form reasonably acceptable to such Buyer, (ii) the Memorandum of Association and (iii) the Articles of Association, each as in effect at the Closing, in the form attached hereto as Exhibit I.

(viii)       The representations and warranties of the Company shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date which shall be true and correct as of such specified date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date.  Such Buyer shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Buyer in the form attached hereto as Exhibit J.

(ix)          The Company shall have delivered to such Buyer a letter from the Company's transfer agent certifying the number of Common Shares outstanding as of a date within five days of the Closing Date.

(x)           The Security Documents shall have been executed and delivered to such Buyer, and Mr. Lu, in accordance with the terms of the Pledge Agreement, shall have delivered to the Collateral Agent, with a copy to each Buyer, certificates representing the Pledged Shares (as defined in the Pledge Agreement), along with duly executed blank assignment form and/or stock powers for the Pledged Shares in a form reasonably acceptable to the Company (and/or to the Company's transfer agent or counsel, to the extent required or requested by the Company), including a Medallion Guarantee on such assignment form and/or stock powers.

(xi)          The Common Shares (I) shall be designated for quotation or listed on the Principal Market and (II) shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (A) in writing by the SEC or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market.

(xii)         The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Company Securities required to be obtained prior to Closing.

(xiii)        The Voting Agreement shall have been executed and delivered to such Buyer by the Company and each of the Principal Shareholders.

(xiv)        The Company shall have delivered to each Buyer a lock-up agreement in the form attached hereto as Exhibit K executed and delivered by each of Mr. Lu and Mr. Lin (collectively, the "Lock Up Agreements").

(xv)         The Company shall have delivered a Put Agreement to each Buyer duly executed and delivered by each of the Company, Mr. Lu, the Collateral Agent and such Buyer.

(xvi)       The Company shall have delivered to such Buyer such other documents relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

8.            TERMINATION.  In the event that the Closing shall not have occurred with respect to a Buyer on or before five (5) Business Days from the date hereof due to the Company's or such Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated pursuant to this Section 8, the Company shall remain obligated to reimburse the non-breaching Buyers for the expenses described in Section 4(g) above.

9.            MISCELLANEOUS.

(a)           Governing Law; Jurisdiction; Jury Trial.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  The Company hereby appoints C T Corporation System, with offices at 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in New York.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(b)           Counterparts.  This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. In the event that any signature is delivered by facsimile transmission or by an e-mail which contains a portable document format (.pdf) file of an executed signature page, such signature page shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original.

(c)           Headings.  The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d)           Severability.  If any provision of this Agreement is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties.  The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(e)           Entire Agreement; Amendments.  This Agreement and the other Transaction Documents supersede all other prior oral or written agreements between the Buyers, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement, the other Transaction Documents and the instruments referenced herein and therein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters.  No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Required Holders, and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Securities, as applicable.  No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.  No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities then outstanding.  No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Notes or holders of the Warrants, as the case may be.  The Company has not, directly or indirectly, made any agreements with any Buyers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.  Without limiting the foregoing, the Company confirms that, except as set forth in this Agreement, no Buyer has made any commitment or promise or has any other obligation to provide any financing to the Company or otherwise.

(f)            Notices.  Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered:  (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same.  The addresses and facsimile numbers for such communications shall be:

If to the Company:

With a copy (for informational purposes only) to:

If to the Transfer Agent:

If to a Buyer, to its address and facsimile number set forth on the Schedule of Buyers, with copies to such Buyer's representatives as set forth on the Schedule of Buyers,

with a copy (for informational purposes only) to:

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change.  Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

Any document shall be deemed to have been duly served if marked for the attention of the agent for service of process at its address (as set forth in Section 9(a)) or such other address in the United States as may be notified to the party wishing to serve the document and delivered in accordance with the notice provisions set forth in this Section 9(f).

If the Company's agent for service of process at any time ceases for any reason to act as such, the Company shall appoint a replacement agent having an address for service in the United States and shall notify each Buyer in writing of the name and address of the replacement agent.  Failing such appointment and notification, each Buyer shall be entitled by notice to the Company to appoint a replacement agent to act on the Company's behalf.  The provisions of this Section 9(f) applying to service on an agent for service of process apply equally to service on a replacement agent.

(g)           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Notes or the Warrants.  The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Required Holders, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants).  A Buyer may assign some or all of its rights hereunder without the consent of the Company, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

(h)           No Third Party Beneficiaries.  This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(i)             Survival.  Unless this Agreement is terminated under Section 8, the representations and warranties of the Company and the Buyers contained in Sections 2 and 3, and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive the Closing.  Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

(j)             Further Assurances.  Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k)           Indemnification.  In consideration of each Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Buyer and each other holder of the Securities and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, (iii) any disclosure made by such Buyer pursuant to Section 4(i), or (iv) the status of such Buyer or holder of the Securities as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents, provided, however, that the Company's obligations under this Section 9(k) with respect to Indemnified Liabilities referred to in the preceding clauses (a) through (c) and incurred under the Registration Rights Agreement shall be limited to the Indemnified Liabilities for which indemnity is expressly provided pursuant to Section 6 of the Registration Rights Agreement.  To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.  Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 9(k) shall be the same as those set forth in Section 6 of the Registration Rights Agreement.

(l)            No Strict Construction.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(m)          Remedies.  Each Buyer and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law.  Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.  Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyers.  The Company therefore agrees that the Buyers shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

(n)           Rescission and Withdrawal Right.  Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Buyer exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

(o)           Payment Set Aside.  To the extent that the Company makes a payment or payments to the Buyers hereunder or pursuant to any of the other Transaction Documents or the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

(p)           Independent Nature of Buyers' Obligations and Rights.  The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document.  Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as, and the Company acknowledges that the Buyers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group, and the Company shall not assert any such claim with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents.  The Company acknowledges and each Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors.  Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.

(q)                       Currency.  Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars.  All amounts owing under this Agreement or any Transaction Document shall be paid in US dollars.  All amounts denominated in other currencies shall be converted in the US dollar equivalent amount in accordance with the Exchange Rate on the date of calculation.  "Exchange Rate" means, in relation to any amount of currency to be converted into US dollars pursuant to this Agreement, the US dollar exchange rate as published in The Wall Street Journal on the relevant date of calculation.

(r)                        Judgment Currency.

(i)                        If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(r) referred to as the "Judgment Currency") an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

(1)           the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(2)           the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the "Judgment Conversion Date").

(ii)                         If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(r)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(iii)                        Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

COMPANY:

A-POWER ENERGY GENERATION SYSTEMS, LTD.

By:
Name:
Title:

[Signature Page to Securities Purchase Agreement]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.
BUYERS:

By:
Name:
Title:

[Signature Page to Securities Purchase Agreement]

SCHEDULE OF BUYERS

(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)
Buyer	Address and Facsimile Number	Aggregate Principal Amount of Notes	Number of Warrant Shares	Purchase Price	Prepaid Interest	Net Purchase Price	Legal Representative's Address and Facsimile Number

Hudson Bay Fund, LP	120 Broadway, 40th Floor New York, New York 10271 Attention: Yoav Roth George Antonopoulos Facsimile: 646-214-7946 Telephone: 212-571-1244 Residence: United States E-mail: investments@hudsonbaycapital.com operations@hudsonbaycapital.com	$5,400,000	203,065	$5,400,000	$81,000	$5,319,000	Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attention: Eleazer Klein, Esq. Facsimile: (212) 593-5955 Telephone: (212) 756-2376

Hudson Bay Overseas Fund, Ltd.	120 Broadway, 40th Floor New York, New York 10271 Attention: Yoav Roth George Antonopoulos Facsimile: 646-214-7946 Telephone: 212-571-1244 Residence: Cayman Islands E-mail: investments@hudsonbaycapital.com operations@hudsonbaycapital.com	$9,600,000	361,004	$9,600,000	$144,000	$9,456,000	Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attention: Eleazer Klein, Esq. Facsimile: (212) 593-5955 Telephone: (212) 756-2376

RCG PB, Ltd	c/o Ramius LLC 599 Lexington Avenue, 20th Floor New York, NY 10022 Attention: Jeffrey Smith Owen Littman Facsimile: (212) 201-4802 (212) 845-7986 Telephone: (212) 845-7955 (212) 201-4841 Residence: Cayman Islands	$7,000,000	$263,232	$7,000,000	$105,000	$6,895,000

Ramius Enterprise Master Fund Ltd	c/o Ramius LLC 599 Lexington Avenue, 20th Floor New York, NY 10022 Attention: Jeffrey Smith Owen Littman Facsimile: (212) 201-4802 (212) 845-7986 Telephone: (212) 845-7955 (212) 201-4841 Residence: Cayman Islands	$3,000,000	$112,814	$3,000,000	$45,000	$2,955,000

Iroquois Master Fund Ltd.	c/o Iroquois Capital 641 Lexington Avenue, 26th Floor New York, NY 10022 Attention: Joshua Silverman Telephone: 212-974-3070 Facsimile: 212-207-3452 Email: jsilverman@icfund.com Residence: Cayman Islands	$10,000,000	$376,046	$10,000,000	$150,000	$9,850,000

Capital Ventures International	c/o Heights Capital Management, Inc. 101 California Street, Suite 3250 San Francisco, CA 94111 Attention: Martin Kobinger Facsimile: (415) 403-6525 Telephone: (415) 403-6500 Residence: Cayman Islands	$5,000,000	188,023	$5,000,000	$75,000	$4,925,000

	TOTAL	$40,000,000.00	$1,504,184.00	$40,000,000.00	$600,000.00	$39,400,000.00

EXHIBITS

Exhibit A	Form of Notes
Exhibit B	Form of Warrant Agreement
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Form of Pledge Agreement
Exhibit E	Form of Put Agreement
Exhibit F	Form of Voting Agreement
Exhibit G	Form of Irrevocable Transfer Agent Instructions
Exhibit H-1	Form of Opinion of Company's U.S. Counsel
Exhibit H-2	Form of Opinion of Company's British Virgin Islands counsel
Exhibit H-3	Form of Opinion of Company's Hong Kong counsel
Exhibit H-4	Form of Opinion of Company's PRC counsel
Exhibit I	Form of Secretary's Certificate
Exhibit J	Form of Officer's Certificate
Exhibit K	Form of Lock-Up Agreement

SCHEDULES

Schedule 3(a)	Subsidiaries
Schedule 3(l)	Absence of Certain Changes
Schedule 3(q)	Transactions with Affiliates
Schedule 3(r)	Equity Capitalization
Schedule 3(s)	Indebtedness and Other Contracts
Schedule 3(t)	Absence of Litigation
Schedule 3(ee)	Ranking of Notes
Schedule 3(nn)	China Subsidiaries

Schedule 3(a) Subsidiaries.

Head Dragon Holdings Limited

Easy Flow Limited

Liaoning GaoKe Energy Group Company Limited

Liaoning High-Tech Energy Saving and Thermoelectricity Design Research Institute

Liaoning International Construction and Engineering Group Limited

Shenyang Jinxiang Power Equipment Limited

Shenyang Ruixiang Wind Power Equipment Limited

Schedule 3(l) Absence of Certain Changes.

Material adverse change/material adverse development in the business, assets, properties, operations, condition (financial or otherwise), results of operations or prospects of the Company or its Subsidiaries:

•	Postponement of $150 million distributed power generation project in Thailand.

Capital expenditures, individually or in a series of related payments in the aggregate, in excess of $350,000:

•	Purchase and Construction of the Company’s wind turbine assembly facility in Shenyang.

•	Purchase of 9,900 square meter building in Shenyang, China.

•	Prepayment for purchase of Fuhrlander wind equipment.

•	Prepayment for purchase of CC electronic wind equipment in October 2008.

Schedule 3(q) Transactions with Affiliates.

Letter agreement between the Company and Mr. Lu to reimburse him or make him whole for his delivery of Common Shares to the Holders pursuant to the Put Agreements.

In March, 2009, Mr. Lu provided a short-term non-interest bearing loan to Head Dragon Holdings Limited for $3,000,000.

On April 14, 2007, Chardan South China Acquisition Corporation entered into a stock purchase agreement with the Company and Mr. Lu, who was the sole holder of all of the issued and outstanding ordinary shares of Head Dragon Holdings Limited. Pursuant to terms of the stock purchase agreement, on January 18, 2008, the Company acquired all of the issued and outstanding ordinary shares of Head Dragon Holdings Limited, gaining control of Liaoning GaoKe Energy Group Company Limited and Mr. Lu is entitled to a total of 9,000,000 incentive shares over a period of six years upon the Company achieving certain net profit milestones.

Mr. Lu made a personal, unsecured, non-interest bearing loan to Liaoning GaoKe Energy Group Company Limited prior to January 1, 2007, which was used to fund Liaoning GaoKe Energy Group Company Limited’s general working capital needs. The loan had no fixed terms of repayment and as of December 31, 2007, the outstanding balance payable to Mr. Lu was approximately $376,000. A balance of $119,000 was outstanding as at December 31, 2008.

Fair City Technology Ltd. provided the Company with consulting services in 2007, for which the Company was billed $300,000 in 2007. Disbursements of $200,000 and $100,000 were made to Fair City in 2007 and 2008 respectively. Mr. Lin is the sole director and shareholder of Fair City Technology Ltd.

Schedule 3(r) Equity Capitalization.

(i) None.

(ii)

•
The Company has reserved 2,000,000 shares of its common stock for issuance pursuant to awards granted under the 2007 Equity Plan and, as of the Closing Date, options exercisable for up to 1,350,833 shares have been issued under the 2007 Equity Plan.

•	Company’s 2007 Equity Plan

•	Agreement with Oppenheimer & Co. Inc. to issue warrants related to the successful completion of the transactions contemplated under the Transaction Documents.

•
On April 14, 2007, Chardan South China Acquisition Corporation entered into a stock purchase agreement with the Company and Mr. Lu, who was the sole holder of all of the issued and outstanding ordinary shares of Head Dragon Holdings Limited. Pursuant to terms of the stock purchase agreement, on January 18, 2008, The Company acquired all of the issued and outstanding ordinary shares of Head Dragon Holdings Limited, gaining control of Liaoning GaoKe Energy Group Company Limited and Mr. Lu is entitled to a total of 9,000,000 incentive shares over a period of six years upon the Company achieving certain net profit milestones.

•	Letter agreement between Company and Mr. Lu to reimburse him or make him whole for his delivery of Common Shares to the Holders pursuant to the Put agreements.

•	Registration rights contained in Unit Purchase Option issued by Chardan China Acquisition Corp. III to EarlyBirdCapital, Inc.

(iii)

•	In March, 2009, Mr. Lu provided a short-term non-interest bearing loan to Head Dragon Holdings Limited for $3,000,000.

•
Mr. Lu made a personal, unsecured, non-interest bearing loan to Liaoning GaoKe Energy Group Company Limited prior to January 1, 2007, which was used to fund Liaoning GaoKe Energy Group Company Limited’s general working capital needs. The loan had no fixed terms of repayment and as of December 31, 2007, the outstanding balance payable to Mr. Lu was approximately $376,000. A balance of $119,000 was outstanding as at December 31, 2008.

(iv) None.

(v)

•
Registration Rights Agreement among the Company (as successor to Chardan China Acquisition Corp. III) and Li Zhang, Kerry Propper, Jiangnan Huang, Chardan Capital Partners and SUJG, Inc. (filed as Exhibit 10.11 of the registration statement on Form S-1 of Chardan South China Acquisition Corporation (file no. 333-125018) filed with the Securities and Exchange Commission on May 17, 2005).

•	Registration rights contained in Unit Purchase Option issued by Chardan China Acquisition Corp. III to EarlyBirdCapital, Inc.

(vi) None.

(vii) None.

(viii)

•	Company’s 2007 Equity Plan

(ix) None.

Schedule 3(s) Indebtedness and Other Contracts.

(i) outstanding Indebtedness:

In March, 2009, Mr. Lu provided a short-term non-interest bearing loan to Head Dragon Holdings Limited for $3,000,000.

Mr. Lu made a personal, unsecured, non-interest bearing loan to Liaoning GaoKe Energy Group Company Limited prior to January 1, 2007, which was used to fund Liaoning GaoKe Energy Group Company Limited’s general working capital needs. The loan had no fixed terms of repayment and as of December 31, 2007, the outstanding balance payable to Mr. Lu was approximately $376,000. A balance of $119,000 was outstanding as at December 31, 2008.

Schedule 3(ee) Ranking of Notes.

Indebtedness of the Company pari passu with the Notes in right of payment:

•	In March, 2009, Mr. Lu provided a short-term non-interest bearing loan to Head Dragon Holdings Limited for $3,000,000.

•
Mr. Lu made a personal, unsecured, non-interest bearing loan to Liaoning GaoKe Energy Group Company Limited prior to January 1, 2007, which was used to fund Liaoning GaoKe Energy Group Company Limited’s general working capital needs. The loan had no fixed terms of repayment and as of December 31, 2007, the outstanding balance payable to Mr. Lu was approximately $376,000. A balance of $119,000 was outstanding as at December 31, 2008.

There is no Indebtedness of the Company that is senior to the Notes in right of payment.

Schedule 3(nn) China Subsidiaries.

(i-iv)

Company	Legal Classification	Registered Capital	Holder(s) of Record	Legal Representative	Directors
Liaoning GaoKe Energy Group Company Limited	WFOE	RMB 60 Million	Head Dragon Holdings Limited (100%)	Mr. Lu	Mr. Lu (Chairman), Qiang Wang, Jihe Li
Liaoning High-Tech Energy Saving and Thermoelectricity Design Research Institute	Domestic-funded Enterprise	RMB 3 Million	Liaoning GaoKeEnergy Group Company Limited (51%) Mr. Lu (36%) Haixue Yu (13%).	Mr. Lu	Mr. Lu (Chairman)
Liaoning International Construction and Engineering Group Limited	Domestic-funded Enterprise	RMB 60 Million	Liaoning GaoKeEnergy Group Company Limited (90%) Liaoning International Construction and Engineering Group (10%)	Haichen Li	Mr. Lu (Chairman), Jihe Li (Vice Chairman), Haichen Li, Muping Zhao, Haiwang Lu
Shenyang Jinxiang Power Equipment Limited	Joint Venture Enterprise of Taiwan, Hong Kong, Macao and Foreign Investors	USD 26 Million	Easy Flow Limited (100%)	Mr. Lu	Mr. Lu (Chairman),Yunbo Wang, Jihe Li, Perlading, Antos Glogowksi
Shenyang Ruixiang Wind Power Equipment Limited	Wholly Owned by Taiwan, Hong Kong, Macao Legal Person	USD 49.8 Million	Easy Flow Limited (80%) Norwin A/S (15%) Antos Glogowski (5%).	Mr. Lu	Mr. Lu (Chairman), Yunbo Wang, Qiang Wang

Company	Legal Address and Business Address	Original China approval authority
Liaoning GaoKe Energy Group Company Limited	NO.57-3, Dongzhan Road, Dadong District, Shenyang, China	Shenyang Municipal Administration for Industry and Commerce
Liaoning High-Tech Energy Saving and Thermoelectricity Design Research Institute	NO.64, Huanghai Road, Yuhong District, Shenyang, China	Shenyang Municipal Administration for Industry and Commerce
Liaoning International Construction and Engineering Group Limited	NO.146, Beizhan Road, Shenhe District, Shenyang, China	Finance and Commerce Development Zone Sub-bureau, Shenyang Municipal Administration for Industry and Commerce
Shenyang Jinxiang Power Equipment Limited	9th Floor of Tower B, NO.22, Shiji Road, Hunnan New District, Shenyang, China	1.Hi-tech Industry Development Zone Sub-bureau, Shenyang Municipal Administration for Industry and Commerce; 2. Administration Committee of Shenyang Hi-tech Industry Development Zone
Shenyang Ruixiang Wind Power Equipment Limited	8th Floor of Tower B, NO.22, Shiji Road, Hunnan New District, Shenyang, China	1.Hi-tech Industry Development Zone Sub-bureau, Shenyang Municipal Administration for Industry and Commerce; 2. Administration Committee of Shenyang Hi-tech Industry Development Zone

(v) None.